UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 13, 2005

   Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

       X

No

                                                          YES            X    NO

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: June 13, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

FOR IMMEDIATE RELEASE

                                June 13, 2005

                                    (No.2005-06-17)

CARMANAH PROVIDES i-SHELTER TM SOLAR-POWERED LED LIGHTING

FOR BUS SHELTERS IN SEATTLE, WASHINGTON

Victoria, British Columbia, Canada - June 13, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has been awarded a contract by King County Metro Transit of Seattle, Washington to provide its i-SHELTER TM solar-powered LED bus shelter lighting systems.

Under the terms of the contact, Carmanah will provide up to US$400,000 in i-SHELTER TM systems to be installed throughout downtown Seattle and its surrounding areas over the next two years.  A purchase order for 50 per cent of the systems has been received and they are scheduled to ship this month.  This unique, intelligent solar-powered technology will provide Seattle with bus shelter lighting without the high installation costs, traffic disruption and ongoing maintenance costs associated with conventional grid-powered lighting.

"Carmanah is pleased to receive its first contract from King County Metro Transit," states CEO, Art Aylesworth.  "Seattle is a challenging location for solar power, due to its high yearly precipitation and cloud levels.  However, having run successful trials there over the past year and having proven the performance and reliability of our i-SHELTER TM solar LED lighting systems in other difficult environments including Portland, Tacoma, Vancouver, Canada and even Edinburgh, Scotland, we are looking forward to replicating our success in Seattle."

For the past 16 months, Carmanah has worked closely with Metro Transit to fine-tune a customized product design that matched specific system operating profile requirements while remaining cost-effective, maintenance free and visually pleasing.  Carmanah's patented MICROSOURCE TM Energy Management System will also automatically optimize operation and reliability for Seattle's low sunlight conditions.

Carmanah's transit lighting solutions complement Metro Transit's longstanding safety and environmental initiatives.  The Public Safety Partnership is a service the transit agency provides to ensure the safety of its riders.  Carmanah's i-SHELTER TM lighting systems not only promote safety for transit passengers by increasing rider visibility at night, but also operate using reliable renewable energy technology, which contributes to Metro Transit's 30-year commitment to provide environmentally healthy and energy-wise transportation for the Seattle area's 1.7 million residents.

On May 10 of this year the Washington State legislature overwhelmingly passed bills SB 5101 and SB 5111, which have been called the most progressive renewable energy legislation ever passed in a U.S. state.  Comparable legislation in Japan has made that country the world's largest photovoltaic consumer.  "In coming years all eyes may be on Washington State as a solar energy leader," states Aylesworth.  "We are proud to have established a strong foothold in this region, helping to make a world-renowned 'green' city even greener and showcasing the potential of solar power for other U.S. locations."

About the i-SHELTER TM

Carmanah's solar-powered i-SHELTER TM and i-STOP TM transit stop lighting systems are popular alternatives to hard-wired, grid-connected lighting systems.  London, England, was the first city to install

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S   TM

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

the technology in 2002, and since then it has been installed by more than 90 transit agencies in North America and abroad including Toronto, Los Angeles and Edinburgh, Scotland.

Carmanah's i-SHELTER TM and i-STOP TM LED-based lighting systems require 90% less energy than conventional incandescent bulbs and can operate for up to 100,000 hours before replacement of the LED luminaires.  Installation of these systems can be performed for a fraction of the cost of hardwired systems, as there is no digging or trenching required, no electrical permits, no disruption of the street environment or traffic flow, etc.  Once installed, they draw all their energy needs from the sun and require minimal operational or maintenance inputs for up to five years.

i-SHELTER TM and i-STOP TM also utilize Carmanah's patented MICROSOURCE TM intelligence that automatically tailors solar charging and power output performance to any environment up to 60 degrees latitude.  For more information about Carmanah's industry-leading transit lighting solutions, visit www.transitlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah's Annual Information Form dated December 31, 2004, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S   TM

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 14, 2005

Item 3.

Press Release

June 14, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has been awarded a contract by King County Metro Transit of Seattle, Washington to provide its i-SHELTER TM solar-powered LED bus shelter lighting systems.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 13th day of June 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration